PRESS RELEASE	17488.5
Contact: Chuck Provini
585-286-9180
Info@NatcoreSolar.com

Natcore Technology Selected to Develop Solar Projects in U.S.

UK Partner to Secure Financing for First Domestic Venture Arising from Natcore’s “Best of Breed” Program

Rochester, NY — (July 18, 2017) — Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) has signed a Memorandum of Understanding with PSECC Solar Farms Ltd., a climate change mitigation company and developer of solar farms, under which PSECC would engage Natcore to develop solar projects within the United States.

Natcore would provide PSECC with access to Natcore’s technology, including some level of exclusivity once that technology becomes commercially available. PSECC would facilitate the U.S. projects by, among other things, providing financial assistance that would include 80% of the funding of the projects at a low interest rate (currently at 4.5%) . Such financial assistance would be provided by a large European bank (and possibly others) with which PSECC has a strong relationship. The remaining 20% funding is likely to be obtained from other USA sources or European Institutions.

Initially the companies’ joint efforts will be concentrated in U.S. states that have feed-in tariffs that are mandated by law or regulation, or that have strong precedents: California, Florida, Hawaii, Maine, Oregon, Rhode Island, Vermont and Washington.

A feed-in tariff is an economic policy created to promote active investment in and production of renewable energy sources. Feed-in tariffs typically make use of long-term agreements and pricing tied to costs of production for renewable energy producers.

Natcore scientists have recently achieved an efficiency of 20.7% in their latest demonstration solar cell. That efficiency, which is a relative 20% higher than most commercially available solar cells, was achieved on the Natcore Foil Cell™, an all-back-contact cell that combines a revolutionary laser process with a novel metallization strategy, thus enabling high-efficiency cell architectures at low cost. Importantly, it also eliminates the need for silver, one of the highest-cost components of a conventional solar cell.

This project arose from Natcore’s Best-of-Breed consulting service, under which the company provides unbiased business and technical advice to potential new solar cell and solar panel manufacturers and to established solar manufacturers wishing to upgrade their facilities.

Since Natcore is not itself a manufacturer, it is able to buy components or employ vendors without bias. Thus, Natcore will have the freedom to provide optimum products with appropriate warranties and efficiencies.

This is the fourth project to be assigned to Natcore as a result of its Best-of-Breed program. The company is already working on projects in Belize, Australia and Vietnam.

“We’ve been looking for American partners to help us plant our technology here on our own soil,” says Natcore President and CEO Chuck Provini. “We have knocked on many doors in this county, but it appears that no one is home in the U. S. when it comes to solar, regardless of the administration. We find it ironic that we’ve had to go to Europe to make it happen.”

“PSECC has solar and energy projects around the world, but we feel that the United States is an underserviced and untapped market,” says Alan Brewer, CEO and Director of PSECC (www.pseccsolarfarms.com). “We feel strongly that Natcore is the right company to help us expand that market. Clean energy is important, not just to countries but to the planet.”

Headquartered in Chichester, West Sussex, England, PSECC has expertise in site identification, design, finance and engineering; procurement and construction (EPC) services related to solar farms and projects; and in providing solutions for the development of solar farms, solar PV energy policy, energy strategy and integrated waste management business solutions. The company is currently developing solar farms in Konza, Kenya; Mombasa, Kenya; and Simbrofo, Ghana.

About Natcore Technology

Natcore Technology is focused on using its proprietary nanotechnology discoveries to enable a variety of compelling applications in the solar industry. Specifically, the company is advancing applications in laser processing, black silicon and quantum-dot solar cells to significantly lower the costs and improve the power output of solar cells. With 65 patents (30 granted and 35 pending), Natcore is on the leading edge of solar research. www.NatcoreSolar.com

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